Exhibit 12.1
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2002	2003	2004	2005	2006
	(in thousands)
Earnings available for fixed charges:
Income before income taxes	$155,833	$31,657	$111,890	$326,102	$90,523
Fixed charges	27,393	58,594	70,724	114,965	202,074
Amortization of capitalized interest	—	—	90	408	843
Capitalized interest	—	(127)	(2,919)	(3,564)	(17,503)

Total earnings available for fixed charges:	$183,226	$90,124	$179,785	$437,911	$275,937

Fixed charges:
Interest expense (1)	$6,720	$11,115	$19,030	$58,033	$115,985
Portion of rent expense representative of interest (2)	7,974	9,525	12,552	17,202	28,199
Capitalized interest	—	127	2,919	3,564	17,503
Net preferred stock dividends (3)	12,699	37,827	36,223	36,166	40,387

Total fixed charges:	$27,393	$58,594	$70,724	$114,965	$202,074

Ratio of earnings to fixed charges:	6.69x	1.54x	2.54x	3.81x	1.37x

(1)	Interest expense includes amortization of deferred debt issuance costs and discounts related to indebtedness.

(2)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

(3)	Net preferred stock dividends are the company’s preferred dividend expense net of income tax benefit.